PROGEN
                                                              INDUSTRIES LIMITED

23 January 2006


The Manager
Company Announcements Platform
Australian Stock Exchange Limited
Level 4
20 Bridge Street
Sydney  NSW  2000


Dear Sir

The Company has noticed that its shares have traded with increased volume and price fluctuation in the past week. This may be a result of recent analyst reports and rumours circulating that Progen is close to signing a licensing agreement for our lead anti-cancer compound PI-88.

The commercialisation strategy for our lead product PI-88 is to secure a strategic partner to complete clinical development and product registration. This strategy has not changed. The process of securing the right partner is, as it has been, ongoing.

We do not have any further material information to disclose at this time. The Company is aware of its continuous disclosure obligations under Listing Rule 3.1 and will continue to keep the market fully informed, in accordance with these obligations, going forward.


Yours Sincerely


/s/ Linton Burns


Linton Burns
Company Secretary